UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

COMPLETE GENOMICS, INC.

(Name of Subject Company (Issuer))

BETA ACQUISITION CORPORATION

(Offeror)

A Wholly-Owned Subsidiary of

BGI-SHENZHEN

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class Of Securities)

20454K 10 4

(CUSIP Number of Class of Securities)

Wang Jun

Chief Executive Officer

BGI-SHENZHEN

11F-3, Main Building, Bei Shan Industrial Zone,

Yantian District, Shenzhen, China 518083

011-86-755-2527-3620

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Paul Scrivano, Esq. O’Melveny & Myers LLP Two Embarcadero Center, 28th Floor San Francisco, CA 94111 (415) 984-8701	Wendy Pan, Esq. O’Melveny & Myers LLP Plaza 66, Tower 1, 37th Floor 1266 Nanjing Road West Shanghai 200040 86-21-2307-7300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$130,200,342	$14,920.96

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 41,333,442 shares of common stock, $0.001 par value per share (the “Shares”), of Complete Genomics, Inc. (the “Company”), at a purchase price of $3.15 per Share, net to the tendering stockholders in cash, without interest and subject to any required withholding of taxes. As of September 12, 2012, such Shares consisted of (i) 34,385,800 shares of common stock of the Company that were issued and outstanding; (ii) 2,901,176 shares of common stock of the Company issuable upon exercise of outstanding in-the-money stock options; (iii) 1,112,335 shares of common stock subject to outstanding restricted stock units; (iv) 1,533,823 shares of common stock issuable upon exercise of outstanding warrants; and (v) 1,400,308 shares of common stock issuable pursuant to the Company’s employee stock purchase plan.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,920.96	Filing Party: BGI-Shenzhen and Beta Acquisition Corporation
Form or Registration No.: Schedule TO	Date Filed: September 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (as may be amended from time to time, the “Schedule TO”) amends and supplements the Schedule TO filed by (i) Beta Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of BGI-Shenzhen, a company organized under the laws of the People’s Republic of China (“Parent”), and (ii) Parent. This Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Complete Genomics, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.15 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is supplemented by the information specifically provided in this Schedule TO.

Item 7.         Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

By restating in its entirety the second paragraph under the heading “China Construction Bank” in Section 9 of the Offer to Purchase so as to read as follows:

“The obligation of CCB to provide the CCB Financing is subject to the following conditions:

•	(i) the preparation of a loan approval package by CCB and (ii) negotiation of terms and conditions of the loan between Purchaser and CCB;

•

the loan approval package requires several items, most of which have already been provided by Parent to CCB, including (A) Parent’s financial information, borrowing and financing status; (B) financial, legal and business due diligence reports on the Company, (C) information related to the Company, such as an overview of the Company, the reasons for acquiring the Company, acquisition feasibility study report, post-closing integration plan, (D) the Merger Agreement, and (E) the application filed by Parent with the National Development and Reform Commission of the PRC;

•	the material terms and conditions of the loan are as set out in the bullet points in the last paragraph of Section 9—“Source and Amount of Funds”;

•	Parent entering into a definitive borrowing contract with CCB;

•	Parent has satisfied all of the terms set out in the bullet points in the last paragraph of Section 9—“Source and Amount of Funds”; and

•	as part of the prior bullet point, including but not limited to Parent providing a guarantee that meets CCB’s requirements.”

By adding the following sentence at the end of Section 9 of the Offer to Purchase:

“The terms of the loan agreements described in the bullet points above are based on an oral understanding between Parent and the Banks, and these terms are subject to amendment. Parent is working with the Banks to finalize the terms of the loan agreements, and Parent is endeavoring to finalize the loan documents as promptly as practicable, and prior to or immediately after all regulatory approvals are obtained from the PRC governmental authorities described in Section 16—“Certain Legal Matters; Regulatory Approvals—People’s Republic of China Regulatory Compliance”. To the extent that the final terms of the loan agreements materially change from the terms described in the bullet points above in a manner that is adverse to tendering stockholders, Parent and Purchaser will file an amendment to the Schedule TO and will supplement this Offer to Purchase (and the related Schedule TO) to disclose those changed terms, and Parent and Purchaser will, if required and to the extent required by the rules and regulations of the SEC or the staff of the SEC, extend the expiration date of the Offer.”

Item 11.         Additional Information.

Item 11(a) of the Schedule TO is hereby amended and supplemented and supplemented as follows:

By adding the following paragraph immediately after the last paragraph of the sub-section captioned “United States Antitrust Compliance” in Section 16 of the Offer to Purchase:

“On September 28, 2012, Parent and the Company submitted their respective Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division. Effective October 15, 2012, following consultation with the FTC and the Company, Parent voluntarily withdrew its Premerger Notification and Report Form with respect to the Offer and the Merger. Parent re-filed its Premerger Notification and Report form on October 16, 2012.”

By restating in its entirety the last sentence of the sub-section captioned “United States Foreign Investment Compliance” in Section 16 of the Offer to Purchase so as to read as follows:

“On October 11, 2012, Parent and the Company filed a joint voluntary notice with CFIUS pursuant to the Exon-Florio Amendment. On October 17, 2012, CFIUS notified Parent that CFIUS had initiated its review of the joint voluntary notice submitted by Parent and the Company.”

By adding the following paragraph immediately after the last paragraph of the sub-section captioned “People’s Republic of China Regulatory Compliance” in Section 16 of the Offer to Purchase:

“On September 28, 2012, Parent made the requisite filing with the National Development and Reform Commission of the PRC. On October 12, 2012, Parent made the requisite filing with the Shenzhen branch of the Ministry of Commerce of the PRC.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BETA ACQUISITION CORPORATION

By:	/s/ YIN YE

Name:	Yin Ye

Title:	President and Secretary

Date: October 19, 2012

BGI-SHENZHEN

By:	/s/ WANG JUN

Name:	Wang Jun

Title:	Chief Executive Officer

Date: October 19, 2012

Exhibit Index

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase, dated September 25, 2012.*

(a)(1)(B)	Letter of Transmittal (including Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued by Complete Genomics, Inc. and BGI-Shenzhen on September 17, 2012 (incorporated by reference to Exhibit 99.1 to BGI-Shenzhen’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2012).*

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on September 25, 2012.*

(a)(5)(C)	Press Release issued by BGI-Shenzhen on September 25, 2012.*

(a)(5)(D)	Complaint filed by Glenn Dietel, on behalf of himself and all other similarly situated, on September 20, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(E)	Complaint filed by Walter David McNeal, on behalf of himself and all other similarly situated, on September 21, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(F)	Complaint filed by Christopher Walsh, on behalf of himself and all other similarly situated, on September 24, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(G)	Complaint filed by Budy Liauw, on behalf of himself and all other similarly situated, on September 25, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(a)(5)(H)	Complaint filed by Irwin Hyman, on behalf of himself and all other similarly situated, on September 26, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(I)	Complaint filed by Chad Gerber, on behalf of himself and all other similarly situated, on September 28, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(J)	Complaint filed by Saba Saleemi, on behalf of himself and all other similarly situated, on October 1, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(K)	Amended Complaint filed by Walter David McNeal, on behalf of himself and all other similarly situated, on October 1, 2012, in the Court of Chancery of the State of Delaware.*

(a)(5)(L)	Complaint filed by Derek Davis, on behalf of himself and all other similarly situated, on September 28, 2012, in the Superior Court of the State of California, County of Santa Clara.*

(b)(1)	Commitment Letter, dated as of September 4, 2012, by and between the Agricultural Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(b)(2)	Commitment Letter, dated as of September 4, 2012, by and between China Construction Bank Corporation and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(b)(3)	Commitment Letter, dated as of August 31, 2012, by and between the Export-Import Bank of China and BGI-Shenzhen (executed copy is in Chinese; English translation is attached).*

(d)(A)	Agreement and Plan of Merger, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and BGI-Shenzhen (incorporated by reference to Exhibit 2.1 to Complete Genomic, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(B)	Tender and Support Agreement, dated as of September 15, 2012, by and among Complete Genomics, Inc., Beta Acquisition Corporation and certain stockholders of Complete Genomics, Inc. (incorporated by reference to Exhibit 10.1 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(d)(C)	Convertible Subordinated Promissory Note, dated as of September 15, 2012, by and among BGI-Shenzhen, BGI-HONGKONG Co., Limited and Complete Genomics, Inc. (incorporated by reference to Exhibit 10.2 to Complete Genomics, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 17, 2012).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.